EXHIBIT 5.1

DENNIS BROVARONE
ATTORNEY AND COUNSELOR AT LAW
18 Mountain Laurel Drive
Littleton, Colorado 80127
phone: 303 466 4092 / fax: 303 466 4826

May 6, 2005

Marc Hague
Director
Georgia International Mining Corporation

    Re: Registration Statement on Form SB-2

Gentlemen:

    You have requested my opinion as to the legality of the issuance by
Georgia International Mining Corporation, (the "Corporation") of up to
10,000,000 units each consisting of one share of common stock and one common
stock purchase warrant to acquire an additional share of common stock being
offered by the Corporation (the "securities"). The securities are the subject of
the Registration Statement on Form SB-2 (the "Registration Statement") to be
filed on or about May 9, 2005.

    Pursuant to your request I have reviewed and examined:

    (1) The Articles of Incorporation of the Corporation, (the "Articles");
    (2) The Bylaws of the Corporation;
    (3) Certain resolutions of the Director of the Corporation;
    (4) The Registration Statement; and
    (5) Such other matters as I have deemed relevant to my opinion.

    Based upon the foregoing, and subject to the qualifications set forth
below, I am of the opinion that the securities, have been duly authorized,
legally issued, fully paid and non-assessable.

    My opinion is subject to the qualification that no opinion is expressed
herein as to the application of state securities or Blue Sky laws.

    Not withstanding the above, I consent to the use of this opinion in the
Registration Statement and to the reference to me in the Legal Matters section
of the Prospectus contained in the Registration Statement. In giving my consent,
I do not admit that I come without the category of persons whose consent is
required under Section 7 of the Securities and Exchange Commission promulgated
thereunder.

Very truly yours,

/s/ DENNIS BROVARONE

Dennis Brovarone